VIA FEDERAL EXPRESS





Sharon Baker Morin, Esq.
State Street Bank and Trust Company
1776 Heritage Drive
Mail Stop A4N
North Quincy, Massachusetts  02171-2197

Dear Ms. Morin,

         Pursuant to section 17 of the custody contract between State Street Bank & Trust Company ("State Street") and Advisers Managers Trust dated as of May 1, 1995, we request that AMT International Investments be added as a series governed by that custody contract. The addition of these series is effective as of May 1, 1997. Please indicate State Street's acceptance of this request by having a duly authorized officer of State Street sign in the space indicated below.

                                                     Sincerely,




                                                     Name:  Michael J. Weiner
                                                     Title:     Vice President
                                                     Advisers Managers Trust

Accepted by State Street
Bank and Trust Company




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